# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flowco Holdings Inc., CIK 0002035149
CUSIP: 342909108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1300 Post Oak Blvd., Suite 450, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051763

## Reporting persons
- WD Thunder CV Ultimate GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 14,483,588; sole dispositive power 0; shared dispositive power 14,483,588; aggregate amount beneficially owned 14,483,588 (40.43% of the class)
  Comment: (1) Reporting Person holds power over shares of Class A Common Stock (as defined below in Item 2) held by WD Thunder CV Parallel LP, WD Thunder CV LP, and WD Thunder CV IND LP through their general partner, WD Thunder CV GP LP, which is managed by Reporting Person. Reporting Person holds power over shares of Class B Common Stock (as defined below in Item 2) held by WDE Flogistix Aggregate LLC as the general partner of its sole manager.
  (2) This calculation is based on a combined total of 35,822,145 shares of Class A Common Stock and Class B Common Stock outstanding. This combined total consists of (a) 25,721,620 shares of Class A Common Stock outstanding, as disclosed by the Issuer (as defined below in Item 2) in its Annual Report on Form 10-K, filed with U.S. Securities and Exchange Commission on March 20, 2025 (the "10-K") and (b) assumes that all 10,100,525 shares of Class B Common Stock beneficially owned by the Reporting Person, and no other shares of Class B Common Stock, along with an equivalent number of Common Units (as defined below in Item 2), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- WD Thunder CV GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 14,483,588; sole dispositive power 0; shared dispositive power 14,483,588; aggregate amount beneficially owned 14,483,588 (40.43% of the class)
  Comment: (1) Reporting Person holds power over shares of Class A Common Stock held by WD Thunder CV Parallel LP, WD Thunder CV LP, and WD Thunder CV IND LP as their respective general partner. Reporting Person holds power over shares of Class B Common Stock held by WDE Flogistix Aggregate LLC as its sole manager.
  (2) This calculation is based on a combined total of 35,822,145 shares of Class A Common Stock and Class B Common Stock outstanding. This combined total consists of (a) 25,721,620 shares of Class A Common Stock outstanding as of March 20, 2025, as disclosed in the 10-K and (b) assumes that all 10,100,525 shares of Class B Common Stock beneficially owned by the Reporting Person, and no other shares of Class B Common Stock, along with an equivalent number of Common Units, were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- WD Thunder CV IND LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 92,644; sole dispositive power 0; shared dispositive power 92,644; aggregate amount beneficially owned 92,644 (0.36% of the class)
  Comment: (1) Consists of shares of Class A Common Stock.
  (2) This calculation is based on 25,721,620 shares of Class A Common Stock outstanding as of March 20, 2025, as disclosed in the 10-K.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- WD Thunder CV Parallel LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,325,253; sole dispositive power 0; shared dispositive power 3,325,253; aggregate amount beneficially owned 3,325,253 (12.93% of the class)
  Comment: (1) Consists of shares of Class A Common Stock.
  (2) This calculation is based on 25,721,620 shares of Class A Common Stock outstanding as of March 20, 2025, as disclosed in the 10-K.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- WD Thunder CV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 965,166; sole dispositive power 0; shared dispositive power 965,166; aggregate amount beneficially owned 965,166 (3.75% of the class)
  Comment: (1) Consists of shares of Class A Common Stock.
  (2) This calculation is based on 25,721,620 shares of Class A Common Stock outstanding as of March 20, 2025, as disclosed in the 10-K.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.
- WDE Flogistix Aggregate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,100,525; sole dispositive power 0; shared dispositive power 10,100,525; aggregate amount beneficially owned 10,100,525 (28.2% of the class)
  Comment: (1) Consists of shares of Class B Common Stock and an equivalent number of Common Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Restated LLC Agreement (as defined below in Item 2).
  (2) This calculation is based on a combined total of 35,822,145 shares of Class A Common Stock and Class B Common Stock outstanding. This combined total consists of (a) 25,721,620 shares of Class A Common Stock outstanding as of March 20, 2025, as disclosed in the 10-K and (b) assumes that all 10,100,525 shares of Class B Common Stock beneficially owned by the Reporting Person, and no other shares of Class B Common Stock, along with an equivalent number of Common Units, were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
  (3) Aggregate amount beneficially owned by each Reporting Person reported herein does not include shares of Class A Common Stock held by the Separately Filing Group Members, as further described in Item 8.

## Item 1. Issuer
Name of issuer: Flowco Holdings Inc.
Address of issuer's principal executive offices: 1300 Post Oak Blvd., Suite 450, Houston, TX 77056

## Item 2. Person Filing
Name of person filing:
WD Thunder CV Ultimate GP LLC ("WD GP");
WD Thunder CV GP LP ("CV GP");
WD Thunder CV IND LP ("CF IND");
WD Thunder CV Parallel LP ("CF Parallel");
WD Thunder CV LP ("CF Main"); and
WDE Flogistix Aggregate LLC (each, a "Reporting Person" and, collectively, the "Reporting Persons")

This statement on Schedule 13G (this "Statement") relates to the shares of Common A common stock, par value $0.0001 per share, of the Issuer ("Class A Common Stock") held by the Reporting Persons as well as the shares of Common A Common Stock that the Reporting Persons have the right to acquire upon exchange of the Paired Interests (as defined below in this Item 2). Each Common Unit of Flowco MergeCo (the "Common Unit") is paired with one share of Class B common stock of the Issuer ("Class B Common Stock", and together with the paired Common Unit, the "Paired Interest"). Pursuant to a Second Amended and Restated Limited Liability Company Agreement of Flowco MergeCo (the "Restated LLC Agreement"), each Paired Interest is exchangeable into one share of Class A Common Stock (or at the Issuer's election, cash based on the redemption rate set forth in the Restated LLC Agreement and the value of the Class A Common Stock at the time of the exchange), subject to the terms of the Restated LLC Agreement. Upon an exchange of the Paired Interests for Class A Common Stock, the corresponding number of shares of Class B Common Stock, which entitle its holder to one vote per share on all matters presented to the Issuer's stockholders generally, will be cancelled.
Address of principal business office or, if none, residence: 700 Louisiana Street, Suite 4700, Houston, Texas 77002
Citizenship: WD GP is a Delaware limited liability company; CV GP is a Delaware limited partnership; CF IND is a Delaware limited partnership; CF Parallel is a Delaware limited partnership; CF Main is a Delaware limited partnership; and WDE Flogistix is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of CF IND, CF Parallel, CF Main and WDE Flogistix are the direct beneficial owners of the securities reported in this Schedule 13G. CV GP is the general partner of each of CF IND, CF Parallel and CF Main, and is the sole manager of WDE Flogistix. WD GP, which is controlled by a board of managers consisting of four members, is the general partner of CV GP.

WD GP: 14,483,588
CV GP: 14,483,588
CF IND: 92,644
CF Parallel: 3,325,253
CF Main: 965,166
WDE Flogistix: 10,100,525
Percent of class:
The percentage of each Reporting Person set forth herein is calculated based on 25,721,620 shares of Class A Common Stock outstanding as of March 19, 2025, as reported on the Issuer's annual report on Form 10-K, filed on March 20, 2025, plus the shares of Class A Common Stock that each Reporting Person has the right to acquire upon exchange of the Paired Interests, which amount has been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

WD GP: 40.43%
CV GP: 40.43%
CF IND: 0.36%
CF Parallel: 12.93%
CF Main: 3.75%
WDE Flogistix: 28.20
Sole power to vote or to direct the vote:
WD GP: 0
CV GP: 0
CF IND: 0
CF Parallel: 0
CF Main: 0
WDE Flogistix: 0
Shared power to vote or to direct the vote:
WD GP: 14,483,588
CV GP: 14,483,588
CF IND: 92,644
CF Parallel: 3,325,253
CF Main: 965,166
WDE Flogistix: 10,100,525
Sole power to dispose or to direct the disposition:
WD GP: 0
CV GP: 0
CF IND: 0
CF Parallel: 0
CF Main: 0
WDE Flogistix: 0
Shared power to dispose or to direct the disposition:
WD GP: 14,483,588
CV GP: 14,483,588
CF IND: 92,644
CF Parallel: 3,325,253
CF Main: 965,166
WDE Flogistix: 10,100,525

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit B attached to this Schedule 13G (the "Separately Filing Group Members"). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate statements pursuant to Section 13(d) of the Act and the rules promulgated thereunder. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that the Separately Filing Group Members may be deemed to beneficially own.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WD Thunder CV Ultimate GP LLC: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
- WD Thunder CV GP LP: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
- WD Thunder CV IND LP: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
- WD Thunder CV Parallel LP: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
- WD Thunder CV LP: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
- WDE Flogistix Aggregate LLC: /s/ Varun Babbili, Varun Babbili, Director (05/13/2025)
Comment: Exhibit Information

Exhibit A - Joint Filing Agreement.
Exhibit B - Separately Filing Group Members.